Mail Stop 4561

October 26, 2006

Michael W. DePasquale
Chief Executive Officer
BIO-key International, Inc.
3349 Highway 138, Building D, Suite B
Wall, NJ 07719

Re: **BIO-key International, Inc.**
       Post-Effective Amendment No. 3 to Registration Statement on Form SB-2
       Filed September 28, 2006
       File No. 333-120104

       Post-Effective Amendment No. 5 to Registration Statement on Form SB-2
       Filed September 28, 2006
       File No. 333-115037

Dear Mr. DePasquale:

    We have reviewed your responses and have the following comments.

<u>Post-Effective Amendment No. 3 to Registration Statement on Form SB-2</u>

<u>General</u>

  1. Please refer to prior comment 3 in our letter dated August 25, 2006. We note your
      response that you are relying on Rule 416 to add the shares in question to this post-
      effective amendment. Please provide us with your analysis as to the basis for your
      reliance on Rule 416 to add additional shares "solely to reflect corresponding
      adjustments to the conversion prices of the [notes] that occurred subsequent to the
      original filing" of the registration statement. It does not appear that share issuances
      tied to conversion price adjustments fall within the standard anti-dilution provisions
      contemplated by the rule. Refer to interpretation 3S to the Securities Act Rules
      portion of the March 1999 supplement to the Corporation Finance Manual of
      Publicly Available Telephone Interpretations regarding the scope of Rule 416. In
      this regard, it appears as though the additional shares would need to be registered on
      a new registration statement.

  2. Please recall that the outstanding comments relating to your periodic reports issued
      in connection with our separate review of the Form SB-2, File No. 333-137240,
      must be resolved prior to seeking effectiveness.

Risk Factors

We have identified material weaknesses in our internal control, page 4

3. You state that the risk of failing to address the material weaknesses in your internal control over financial reports or failing to maintain an effective system of disclosure controls and procedures is that "current and potential stockholders could lose confidence in [y]our financial reporting…." Additionally, it appears that a more immediate risk is that your financial statements may not accurately reflect the financial condition of the company and that current and potential investors may not be able to rely upon the financial statements. Please revise the risk factor subheading and text accordingly.

4. We are unable to locate the undertakings. Please advise or revise.

Post-Effective Amendment No. 5 to Registration Statement on Form SB-2

General

5. Please review the registration statement to ensure conformity with comments 2 and 3 above.

Undertakings

6. Please update the disclosure to include the currently required undertaking outlined in paragraph 512(g)(1) or (2), as applicable. Please ensure that you provide similar disclosure with respect to the above-cited registration statement.

Please direct all questions to Maryse Mills-Apenteng at 202-551-3457, Jeffrey Werbitt at 202-551-3456 or the undersigned at 202-551-3462. If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: 617-248-4000
        Charles J. Johnson, Esq.
        Choate, Hall & Stewart LLP